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                           July 14, 2023

       Neill P. Reynolds
       Executive Vice President and Chief Financial Officer
       Wolfspeed, Inc.
       4600 Silicon Drive
       Durham, North Carolina 27703

                                                        Re: Wolfspeed, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 26, 2022
                                                            Filed August 22,
2022
                                                            Form 8-K Filed
January 25, 2023
                                                            File No. 001-40863

       Dear Neill P. Reynolds:

              We have reviewed your responses to our comment letters dated May 10, 2023 and March
       10, 2023 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 10, 2023 letter.

       Form 8-K Filed January 25, 2023

       Exhibit 99.1, page 7

   1. Please refer to prior comment 5 of our letter dated March 10, 2023. Based on your March
                                                        24, 2023 response,
factory start-up costs and underutilization costs appear to be normal operating expenses
necessary to operate your business. As such, the adjustments to your non-GAAP financial
measures for these costs are inconsistent with Question 100.01 of the
                                                        Compliance & Disclosure
Interpretations on Non-GAAP Financial Measures. Please
                                                        revise your
presentations in future filings to remove these adjustments.
 Neill P. Reynolds
FirstName
Wolfspeed,LastNameNeill P. Reynolds
            Inc.
Comapany
July       NameWolfspeed, Inc.
     14, 2023
July 14,
Page  2 2023 Page 2
FirstName LastName
       You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing